Exhibit 12.1

Continental Resources, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Year Ended December 31,
	Pro forma	Historical
	2011	2011	2010	2009	2008	2007
Earnings
Income before income taxes	687,445	687,445	258,467	110,008	518,530	296,777
Plus: Fixed charges	108,889	76,722	53,147	23,232	12,188	12,939
Less: Capitalized interest	—	—	—	—	—	—
Pro forma adjustments:
Plus : Reduction in revolver interest expense	1,733	—	—	—	—	—
Less: Interest expense on Senior Notes	(32,500)	—	—	—	—	—
Less: Amortization of Senior Notes costs	(1,400)	—	—	—	—	—

Earnings, as defined	764,167	764,167	311,614	133,240	530,718	309,716

Fixed charges
Interest expense	76,722	76,722	53,147	23,232	12,188	12,939
Capitalized interest	—	—	—	—	—	—
Pro forma adjustments:
Less: Reduction in revolver interest expense	(1,733)	—	—	—	—	—
Plus: Interest expense on Senior Notes	32,500	—	—	—	—	—
Plus: Amortization of Senior Notes costs	1,400	—	—	—	—	—

Fixed charges, as defined	108,889	76,722	53,147	23,232	12,188	12,939

Ratio of earnings to fixed charges	7.0x (1)	10.0x	5.9x	5.7x	43.5x	23.9x

(1)	Because the net proceeds of the offering of the Old Notes were used to repay indebtedness and because of the increase in interest related to the Old Notes, our ratio of earnings to fixed charges changed by 10% or more. Earnings for the year ended December 31, 2011 covered fixed charges by $687.4 million. After giving effect to the application of the net proceeds, our pro forma ratio of earnings to fixed charges for the year ended December 31, 2011 would have been 7.0x.